Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)
Management's Discussion & Analysis
For the three and six months ended
June 30, 2019

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

This Management Discussion and Analysis ("MD&A") of Avricore Health Inc. (formerly VANC Pharmaceuticals Inc.) ("AVRICORE", the "Company", "we", "us" or "our") for the six months ended June 30, 2019 is prepared as of August 30, 2019. This MD&A should be read in conjunction with the un-audited financial statements of the Company for the three and six months ended June 30, 2019 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains "forward-looking statements" and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about Avricore Health Inc. (formerly VANC Pharmaceuticals Inc.) can be found on the SEDAR website (www.sedar.com) and on the Company's website (www.vancpharm.com).

FORWARD LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, "forward-looking statements. These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may", "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Avricore's expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company's financial results for the six months ended June 30, 2019 and 2018 in Avricore's annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Avricore does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

OVERVIEW

Avricore Health Inc. is a total health innovator capitalizing on technological advancements and consumer health trends, offering consumers and health providers the ability to take control of spending and health outcomes.

The Company had delivered an effective range of generic pharmaceuticals in the past as VANC Pharmaceuticals Inc. Since it's repositioning in late 2017 and official rebranding in late 2018 the Company's new focus is now on health innovations in revolutionary point-of-care-technologies (POCT) called HealthTab + RASTR Network to conduct real-world evaluations on treated populations.

To complete its repositioning and refocused marketing plan, Avricore Health launched a new website, www.avricorehealth.com, in April 2019.

The Company has made significant progress in its transition into the world leader in providing life-saving screening tests for consumers and critically valuable real-world evaluation data for drug makers.

Company efforts this year have been focused on positioning people capable of advancing its technology platform and launching its business development efforts. Given the pace of discussions with key business partners, it is anticipated that the Company will soon realize its corporate objectives of securing meaningful agreements and initial revenues in 2019.

Formerly a Board Advisor, Hector Bremner was appointed Executive Vice-President of Branding, Strategic Communications and Public Affairs, on June 1, 2019.  In this role, Mr. Bremner has embarked on a strategic review of the Company’s product offering and business development strategies.

As an outcome of this work, the decision to refocus strategic efforts completely around HealthTab + RASTR Network was taken, as the real-world evaluation data which HealthTab provides, now called the Rapid Access Safety Test Response Network, (RASTR) presents a significant opportunity.

RASTR is a cloud-based network technology that enables the world’s first harmonized, real-time response system where consumers receive a finger-stick blood test at their local pharmacy via a web-enabled blood chemistry analyzer called the Piccolo Xpress. Their bio-markers, which include 21 key results related to heart, liver and kidney function, are received via secure log in which they can then use to better understand their health performance and share with their healthcare team for evidence-based decision making.

De-identified data collected across the RASTR Network of analyzers can be shared with life-science companies and other research entities, based on HealthTab + RASTR being consumer consent driven. This data is critical to evaluated treated populations, as the traditional clinical trial approach can be limited in the scope of time, demographical reach and other inherent exclusionary attributes. Deloitte surveyed life-science companies in 2017 to determine the level of investment and success, and Avricore Health believes that HealthTab + RASTR Network has finally achieved this significant industry objective.

Currently, HealthTab is available in Shoppers Drug Marts in the Greater Toronto Area. Additionally, this summer, the Company began technical negotiations with a Western Canadian pharmacy chain and is working with the pharmacy industry in Canada to partner in securing more pharmacy participation in the network.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

Life-Science Approach

The best go-to-market approach identified were Clinical Research Organizations (CROs). The Company is in late discussions with a large Dubai based CRO to take HealthTab + RASTR Network to 13 countries in the Middle-East North-Africa (MENA) region. Our RASTR discussions also include a large US based CRO.

The Company has also initiated discussions with four leading international drug makers. ,

Fully Integrated Patient Health Records

Over the last month, the Company has been in technical discussions on the integration of HealthTab into the electronic medical records and pharmacy management systems with a market leader in the provision of these systems.

HealthTab + RASTR Network’s API integration capabilities make it ideal to achieve an industry first, where a consumer’s test results can be directly linked to their patient health record, for real-time responses and smooth integration across the multiple platforms a health provider will use.

The Company looks forward to continuing the technical discussions and negotiations, which are expected to complete by end of Q3 2019.

Seniors Living

The Company has found a strong interest in the HealthTab + RASTR Network from senior living facilities. These facilities, essentially private hospitals with a broad range of patients, have engaged the Company to develop a targeted program.

The value of being able to provide seniors, and their families, with the comfort of real time data on their health’s performance is invaluable, particularly with respect to liver toxicity, a common issue with consumers taking prescription medicines over extended periods of time.

A pilot project with Western Canadian, a seniors living company operating 7000 beds across BC and Alberta, is currently being developed.

Private Placement Offering

Further to the Company’s news releases dated June 5, 2019, July 11, 2019 and July 19, 2019, the TSX Venture Exchange has granted the Company a 30 day extension to close its non-brokered private placement offering of up to 30,000,000 units of the Company (each, a "Unit") at a price of $0.05 per Unit for gross proceeds of up to $1,500,000.

The Company announced on August 14th the closing on an initial tranche of $342,620. Proceeds will support the Company’s growth as it continues to expand its network of HealthTab™ operating blood-chemistry analyzers, located primarily in community pharmacies, known as the Rapid Access Safety Test Response (RASTR) Network.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

Community Pharmacy Sector

Avricore is focused on expanding and further deploying its HealthTab and online Avricore Platform to best meet the current community pharmacy sector's needs. Community pharmacy is expected to focus increasingly on cognitive services with attendant point of care testing as well as medical cannabis in the future. These offer the pharmacy sector new ways to generate revenue as their margins are being reduced by changes in generic drug reimbursement with the Pan-Canadian Select Molecule Price Initiative for Generic Drugs that came into effect on April 1, 2018.

Board of Directors

Adding to the capacity of the Avricore team is Board Director David Fairfield and Board Advisor David Huston.

Mr. Fairfield brings 35 years of commodity, currency and financial futures markets experience.  He had served as Vice President and Officer at George Weston Limited, the parent company of a large food manufacturing and food/pharmacy distribution business including Weston Foods, Loblaw and Shoppers Drug Mart.  He has also served as a Board Member of Canadian Oilseed Industry Association (Oilseed Innovation Partners) – Non - Government Agency and holds an Economics Degree from Yale University.

Mr. Huston is a pharmacist by trade and has served as a Director of Pharmacy for two rural hospitals, as well as managing and being an owner/operator of his own community pharmacy. He is currently President & CEO of Providen Pharmacy Logistics and holds a Bsc in Pharmacy and an MBA, in addition to being a Certified Health Manager.

Management has laid the foundations and positioned the Company to capitalize on its competitive advantage with HealthTab + RASTR. Over the next several weeks Avricore will embark on, and announce, several initiatives that will bring revenues from point-of-care testing and sponsored clinical trials on its network of analyzers.

HEALTHTAB + RASTR NETWORK

•Pharmacies continue to face severely reduced revenues as a result of pricing changes by the Government of Canada, as well as regional government actions against rebates. As a result, pharmacy owners are actively looking for innovations in service and value-added services, like HealthTab, to support their businesses growth beyond the traditional dispensing model.

•Since being acquired by Avricore Health Inc. HealthTab has focused on streamlining operations to reduce the time and costs associated with new deployments.

•Key developments have included:

oDeveloping new pharmacy partner locations with Shoppers Drug Mart in Ontario

oDeveloping new pilot programs with national pharmacy chains,

oInitiating a pilot in BC and Alberta for the seniors living sector,

oAdvancing conversations with electronic health record service providers,

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

oExpansion in service billables with eight locations in the GTA, BC and Alberta showing an increase over 30% year-over-year.

•Continued to negotiate new PoC service integrations to expand the HealthTab testing menu.

•Developed the Rapid Access Safety Test Response (RASTR) Network to monetize de-identified data associated with high-value Real-World Evaluation (RWE) clinical trials.

•Successfully began negotiations across several target demographics, domestically and internationally, with life-science companies, host-locations (ie: Pharmacy, Seniors Living Centres) and Clinical Research Organizations (CRO).

AVRICORE PLATFORM

This first of its kind, pharmacist facing, portal platform addressing technology and point of care was acquired in 2018 and is comprised of two modules:

•Avricore Academy (e-learning)

•Avricore Store (e-commerce)

This innovative platform experienced success in attracting a subscription paying consumer base and generating revenues.

Scheduled to be re-branded and launched in late 2019, this educational tool and distribution channel will be the first online portal for pharmacists seeking reliable and accurate product knowledge on medicinal cannabis.

The upfront and on-going subscription-based model also allows us to efficiently market new services and products directly to pharmacists throughout Canada such as cannabis modules. Also supports White Label opportunities and other product distribution potential.

As the full launch of the Avricore platform was postponed during the year ended December 31, 2018 the value of the Avricore platform was written down to $1 as at December 31, 2018 as the Company has been conducting a rebranding and refocusing of this platform.

HEMA-FER

The Company generates revenue from Hema-Fer, it's iron replacement therapy, and continues to expand sales of Hema-Fer increasing both the geographic scope and volume of sales by listing with London Drugs in 2017 and Calgary Co-Op, Value Drug Mart and Sobey's in 2018. Hema-Fer is also available at other national pharmacies.

•New physician samples and updated marketing materials to medical clinics continue to be distributed.

•Sales of Hema-Fer through the Amazon store continue to be consistent. New marketing initiatives have been explored and will be launched shortly to drive traffic.

•Avricore continues to have discussions with pharmacy partners to expand the scope of listings to position Hema-Fer as the brand name heme iron supplement of choice.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019

Revenue

The gross revenue was $89,559 and $139,861 for the three and six months ended June 30, 2019 (2018: $160,087 and $469,875). Net sales were $20,733 and $71,035 for the three and six months ended June 30, 2019 (2018: $159,789 and $314,881) after deducting the cost of customer marketing and promotional incentives of $68,826 and $68,826 (2018: $298 and $154,994) for the three and six months ended June 30, 2019. $27,350 of revenue recognized in a prior period was reversed in the current period.

The decrease in gross revenues for the three and six months ended June 30, 2019 is in part due to change in corporate strategy that the Company is going through during the period as described elsewhere in this MD&A.

The Company reviewed its portfolio and is discontinuing generic products.

The Company's sale of higher margin Hema-Fer (BTC) is showing better acceptance within the medical community. The product is listed with all the major distributor's in Canada. There has been a positive trend in the sale of the BTC product from quarter to quarter and the majority of the revenue in the period came from Hema-Fer.

Manufacturing

The Company does not have its own manufacturing facilities and currently relies, and expects to continue to rely, on the third-party manufacturers of the product. The Company has an agreement in place with a local manufacturer in Richmond, BC for the manufacturing of Hema-Fer

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities cost. Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with running the day-to-day operations of the business.

Selling and Marketing Expenses

The Company spent $13,326 and $255,260 on sales and marketing (2018: $214,899 and $352,903). The sales and marketing expense consist of sales personnel payroll cost of $57,729 for the six months ended June 30, 2019 (2018: $90,487); marketing and advertising costs in relation to the product sales and promotion in the amount of $174,959 for the six months ended June 30, 2019 (2018: $204,015), logistics and distribution cost of $22,572 for the six months ended June 30, 2019 (2018: $57,418).

Selling and Marketing expense decreased as compared to prior periods is due to a change in corporate strategy as described elsewhere in this MD&A affecting the products and services provided to customers.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

General and administrative expense changes

Amortization decreased to $51,900 and $115,366 for the three and six months ended June 30, 2019 (2018: $153,726 and $255,412) due to the write-down of certain equipment and intellectual property.

The increase in consulting fees to $103,381 and $220,381 compared to the same period in the prior year (2018: $92,816 and $148,316) was mainly due to hiring consultants experienced in business development and promoting contemporary innovative services in the pharmaceutical industry including Health Tab..

Product registration and development costs decreased significantly to $nil and $4,901 (2018: $75,702 and $147,832) due to a reduction in payroll expenses related to development of generic drugs which the Company discontinued selling

Professional fees increased to $99,132 and $126,805 (2018: $80,437 and $114,676) due to additional corporate and financing activities in support of changing the Company’s major business direction.

General and administrative expense decreased to $82,560 and 160,291 (2018: $86142 and $181,101) due to the discontinuation of activities related to generic drug sales. All the general and administrative expenses are in line with the normal course of business operations.

Share-based compensation of $32,584 and $58,524 was recognized during the three and six months ended June 30, 2019 (2018: $63,208 and $324,301) for stock options vested during the current period. The decrease relates to the higher number of stock options vested during the comparative period of the previous year. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2018. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Jun 2019	Mar 2019	Dec 2018	Sep 2018	Jun 2018	Mar 2018	Dec 2017	Sep 2017
	$	$	$	$	$	$	$	$
Gross revenue	89,559	50,302	327,349	30,737	160,087	309,788	261,309	523,088
Net sales	20,733	50,302	89,202	(2,957)	159,789	155,092	112,537	124,442
Gross profit (loss)	18,036	12,430	(115,305)	(97,651)	112,111	97,929	51,300	78,334
Other operating expenses	417,419	570,205	772,256	639,730	740,676	532,509	613,189	570,502
Write-down of inventories	106,337	363	67,947	61,755	74,868	22,455	298,260	56,359
Share-based compensation	29,620	28,904	38,537	9,300	97,369	226,932	133,896	51,460
Net Loss	531,287	585,137	1,969,234	682,799	800,802	683,967	994,045	599,987
Loss/Share	(0.01)	(0.01)	(0.03)	(0.02)	(0.03)	(0.02)	(0.04)	(0.03)
Total Assets	649,308	970,189	1,200,205	2,814,837	2,882,936	2,489,118	2,900,186	1,411,412

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations have been financed through the issuance of common shares. Management anticipate that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:

	Six Months Ended June 30
	2019	2018
	$	$
Cash used in operating activities	(384,463)	(1,089,799)
Cash used in investing activities	-	(113,333)
Cash provided by financing activities	329,150	595,100
Cash and Cash Equivalents, closing balance	29,129	(48,299)

There is an overall cash outflow of $55,313 for the six months ended June 30, 2019 compared to cash outflow of $608032 in comparable period in 2018. The change in cash provided or used by carious types of activities is the result of change in business direction in 2019 compared to 2018.

Funding Requirements

Management devotes financial resources to the Company's operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

•the extent to which we will be commercially successful in launching Health Tab and RASTR

•to the extent of liquidation of the existing inventory of Generics and OTCs

•the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements.

·

As at June 30, 2019, the Company had a working capital deficit of $174512 (December 31, 2018: working capital $439,228). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, may not be sufficient to finance our working capital within the next twelve months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company's outstanding share capital as at report date:

Reporting date
Common Shares	52,472,699
Stock Options	3,181,072
Stock Warrants	10,821,961

COMMITMENTS AND AGREEMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in September 2021. Total future minimum lease payments under these contracts are as follows:

June 30, 2019
Within 1 year 2 — years	50,958 45,861
96,819

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company's management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company's management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our yearly consolidated financial statements for the year ended December 31, 2018.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company's inventory valuation and gross margin. Provision is calculated based on the expiry date. The Company attempts to sell products with short shelf life with significant rebates. Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that Avricore will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue AVRICORE business development and marketing activities. In case AVRICORE does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company's ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company's ability to continue as a going concern.

Development of Technological Capabilities

The market for Avricore's products is characterized by changing technology and continuing process development. The future success of Company's business will depend in large part upon our ability to maintain and enhance the Company's technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company's operations provide the products and services currently required by our customers, there can be no assurance that the Company's process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render Avricore's products or services uncompetitive. If Avricore needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 88% of its gross sales from three major national distributors for the six months ended June 30, 2019. The Company has decided to discontinue drug sales.. The launch of Health Tab and RASTR diversifies the Company's portfolio and reduces the risk of the economic dependence.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

Financial Instruments and Risk Management

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company's cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 45% of trade receivables are due from one customer at June 30, 2019 (December 31, 2018 — 51% from one customer).

Pursuant to their collective terms, accounts receivable was aged as follows:

	June 30, 2019	December 31, 2018
	$	$
Not past due	2,227	223,249
0 — 30 days past due	79,885	25,165
31 — 90 days past due	2,796	1,945
Over 90 days past due	8,313	29,921
	93,222	280,280

As at June 30, 2019 and December 31, 2018, the allowance for doubtful accounts receivable was $nil.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions. As at June 30, 2019, the Company's financial liabilities were comprised of accounts payable and accrued liabilities of $492,090 (December 31, 2018 - $314,239).

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company's purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company's policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

RELATED PARTY TRANSACTIONS

For the three and six months ended June 30, 2019 and 2018, the Company recorded the following transactions with related parties:

a)$37,500 and $75,000 in management fees to the Chief Executive Officer of the Company (2018 - $78,513 and $154,131 in salaries and benefits).

b)$10,000 and $10,000 in consulting fees to the Executive Vice President (2018 - $nil and $nil).

c)$30,000 and $60,000 in consulting fees to the head of the Company’s subsidiary Health Tab Inc. (2018 - $15,000 and $30,000).

d)$5,000 and $30,000 in consulting fees to a company controlled by a Senior Advisor to the Board of Directors (2018 - $nil and $nil).

e)$30,220 and $30,220 in accounting fees to a Company of which a former Chief Financial Officer and former Corporate Secretary of the Company are employees (2018 - $nil and $nil).

f)$3,500 and $10,500 in accounting fees to a Company controlled by a former Chief Financial Officer (2018 - $10,000 and $19,000).

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Accounting fees	33,720	15,000	44,220	25,000
Management fees	37,500	-	75,000	-
Consulting fees	45,000	15,000	105,000	30,000
Salaries and benefits		75,618		154,131
Share-based compensation	32,584	63,208	58,524	284,123
	148,804	168,826	202,744	493,254

As at June 30, 2019 the following amounts due to related parties were included in accounts payable and accrued liabilities.

Due to	June 30, 2019	December 31, 2018
	$	$
Chief Executive Officer	36,841	-
Executive Vice President	10,500	-
Head of HealthTab	63,000	-.
Company controlled by a former CFO	15,120	-
Company of which a former Chief Financial Officer and former Corporate Secretary are employees	33,992	-
Company controlled by a Senior Advisor to the Board	22,600	-
Balance, end of period	182,053	-

\

ACCOUNTING STANDARDS ISSUED, BUT NOT YET IN EFFECTIVE

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 16 — Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee The IASB issued IFRS 16, Leases, in January 2016, which replaces the current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 requires lessees to recognize a lease liability reflecting future lease payments and a "right-of-use asset" for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

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  Avricore Health Inc.

(formerly VANC Pharmaceuticals Inc.)

Management's Discussion and Analysis

as at August 30, 2019

The Company expects that the impact of IFRS 16 will have on its consolidated financial statements is to record a right to use asset with an offsetting liability for its existing leases, as well as additional disclosure.

The Company estimates the value of the right-of-use assets and corresponding lease liability to be approximately $100,000 on recognition.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company's consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

CONTACT

Officers and Directors Bob Rai, CEO, Director Kiki Smith, CFO David Hall, Chairman Alan Amstein, Director David Farnfield, Director Dr. Robert Sindelar, Director	Contact Avricore Health Inc. Suite 2300, 1177 West Hastings Street Vancouver, BC V6E 2K3 Tel: 604-247-2639

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